For Immediate Release Contact: Bridget Smith Third Avenue Management LLC 622 Third Avenue, 32nd Floor New York, NY 10017 212-906-1164
Third Avenue Management Announces Mailing
of Formal Offer to Catalyst Paper Corporation Shareholders
August 11, 2006, New York NY — Third Avenue Management LLC (“TAM”) today announced the mailing of the formal offer to acquire up to 39,000,000 shares, or 18.17%, of the outstanding common shares (the “Shares”) of Catalyst Paper Corporation (CTL.TO) for Cdn$3.30 cash per Share, by CTOE LLC, a special purpose acquisition entity established at TAM’s request. The offer is open for acceptance until 5:00 p.m. (Vancouver time) on September 15, 2006. The offer and related documents have been filed in Canada on SEDAR at www.sedar.com.
About TAM
TAM is an investment advisory firm that offers its services to mutual funds, private and institutional clients. TAM adheres to a disciplined bottom-up value investment strategy to identify investment opportunities in undervalued securities of companies with high quality assets, understandable businesses and strong management teams that have the potential to create value over the long term. TAM has approximately $23 billion in assets under management and offers value-oriented strategies, through mutual funds, separate accounts and alternative investment vehicles.
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Third Avenue International Value Fund: TAVIX
Third Avenue Small-Cap Value Fund: TASCX
Third Avenue Variable Series Trust
Catalyst Paper Corporation: CTL.TO
THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SOLICITATION OF ANY OFFER TO SELL SHARES IN ANY JURISDICTION. SUCH OFFER WILL BE MADE ONLY BY THE FORMAL OFFER AND THE OFFERING CIRCULAR. NO OFFER WILL BE MADE TO ANY PERSON IN A JURISDICTION WHERE SUCH OFFER IS NOT PERMITTED BY APPLICABLE LAW.
THIRD AVENUE FUNDS ARE OFFERED IN THE UNITED STATES BY PROSPECTUS ONLY AND ARE NOT QUALIFIED FOR DISTRIBUTION IN CANADA. PROSPECTUSES CONTAIN MORE COMPLETE INFORMATION ON ADVISORY FEES, DISTRIBUTION CHARGES, AND OTHER EXPENSES.

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